HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 8 DATED AUGUST 14, 2007
TO THE PROSPECTUS DATED APRIL 30, 2007

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated April 30, 2007 (the “Prospectus”) and Supplement No. 7 dated July 16, 2007.  The Prospectus superseded and replaced the original prospectus for this offering, dated June 19, 2006, and all prior supplements to such prospectus. Unless otherwise defined herein, capitalized terms used in this supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update on the status of our current public offering;

B.        To provide information regarding distributions recently authorized by our board of directors; and

C.        To describe the acquisition by Hines REIT of a property located in Los Angeles, California.

A.           Status of Our Current Offering

As of August 7, 2007, we had received gross proceeds of approximately $932.9 million from the sale of approximately 90.0 million of our common shares in our current public offering, including approximately $34.2 million relating to approximately 3.5 million shares issued under our dividend reinvestment plan. As of August 7, 2007, approximately $1,101.3 million in shares remained available for sale pursuant to the offering, exclusive of approximately $165.8 million in shares available under our dividend reinvestment plan.

B.           Distributions Authorized by Our Board of Directors

Our board of directors has authorized distributions for the month of August 2007. The distributions will be calculated based on shareholders of record each day during the month in an amount equal to $0.00170959 per share, per day.  The distributions will be aggregated and paid in cash in October 2007.

C.           Acquisition of One Wilshire by Hines REIT

On August 1, 2007, we acquired One Wilshire, a thirty-story office building located in the downtown Los Angeles, California. The seller is not affiliated with us or our affiliates.

The contract purchase price for One Wilshire was approximately $287.0 million, exclusive of transaction costs, financing fees and working capital reserves. The acquisition was funded using proceeds from our current public offering and borrowings under our revolving credit facility with KeyBank National Association.

In connection with the acquisition of this property, we expect to pay our Advisor approximately $1.4 million in cash acquisition fees. The interest in the Operating Partnership represented by the Participation Interest will likewise increase as a result of this acquisition. Hines will serve as the property manager and will provide services and receive certain fees and expense reimbursements in connection with the leasing, operation and management of One Wilshire.

Our management currently has no plans for material renovations or other capital improvements at the property and it believes the property is suitable for its intended purpose and adequately covered by insurance. The cost of One Wilshire (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis.

The building was constructed in 1966 and renovated in 1992. It contains 664,248 square feet of rentable area that is approximately 99% leased. CRG West LLC, a data center and property management company, leases 172,656 square feet or approximately 26% of the building’s rentable area, under a lease that expires in June 2017 and provides options to renew for three additional five-year periods. Musick, Peeler & Garrett LLP, a national law firm, leases 106,475 square feet or approximately 16% of the building’s rentable area, under a lease that expires in October 2018 and contains options to renew for two additional five-year periods. Verizon Communications, Inc. ("Verizon"), a broadband and telecommunications company, leases 77,898 square feet or approximately 12% of the building’s rentable area, under seven leases that expire in various years from 2008 through 2013. Five of the Verizon leases contain options to renew for two additional five-year periods and one of the Verizon leases contains an option to renew for three additional five-year periods. The remaining lease space is leased to 41 tenants, none of which leases more than 10% of the building’s rentable area.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for One Wilshire during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Sq. Ft. (1)
2002	92.8%	$21.81
2003	92.5%	$22.68
2004	92.8%	$22.16
2005	97.7%	$21.94
2006	97.3%	$21.79
_________________

(1)
Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s accrual-basis total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year.

The following table lists, on an aggregate basis, all of the scheduled lease expirations for the period from the date of acquisition (August 1, 2007) through December 31, 2007 and for each of the years ending December 31, 2008 through 2016 for One Wilshire. The table shows the approximate leasable square feet represented by the applicable lease expirations:

		Gross Leasable Area
Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area
2007	4	10,333	1.6%
2008	10	66,512	10.0%
2009	5	21,469	3.2%
2010	10	36,124	5.4%
2011	9	88,816	13.4%
2012	5	80,253	12.1%
2013	3	34,225	5.2%
2014	2	8,645	1.3%
2015	-	-	-
2016	-	-	-